EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

In thousands of dollars, except per share data

	Three Months Ended March 31,
	2005	2004
Numerator:
Net income	$47,882	$116,460

Effect of dilutive securities - none

Numerator for net income per common share - diluted	$47,882	$116,460

Denominator:
Weighted average common shares	559,528	616,557

Effect of dilutive securities:
Stock options and common stock warrants	1,428	3,071

Denominator for net income per common share - diluted	560,956	619,628

Net income per common share:
Basic	$.09	$.19

Diluted	$.09	$.19